

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2021

Michael Racich
Chief Financial Officer
Jaws Acquisition Corp.
1601 Washington Avenue, Suite 800
Miami Beach, Florida 33139

> **Re: Jaws Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed March 15, 2021**
> **File No. 333-252414**

Dear Mr. Racich:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 22, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-4

Cover Page

1. We note your response to prior comment 1 and the related revisions; however, we also note that you have not included the business combination consideration on the cover page. Please revise either the cover page or the letter to stockholders to quantify the consideration to be paid in connection with the acquisition.

Our Approach, page 18

2. We note your response to our prior comment 6. Please further revise your disclosure, both in the Summary and Business sections, to provide detail regarding the "wide range of administrative and management services" provided under the Primary Care Physician

Provider Agreements and the associated fee structure.

Jaws Board's Reasons for the Approval of the Business Combination, page 191

3.   We note your statement that the Board reviewed a valuation comparison, prepared by Jaws' management, of recent de-SPAC M&A transactions involving companies in the healthcare industry. We also note the Board's determination that a revenue multiple of 3.1x was appropriate in relation to PCIH. Please revise your disclosure to discuss the details of the cited valuation comparison, including the transactions that were used in the comparison, and the associated revenue multiples, so that shareholders may understand the context of the valuation arrived at and accepted by the Board in this case.

Shareholder Proposal 2: The Business Combination Proposal
Certain Company Projected Financial Information, page 195

4.   We note your response to prior comment 16 and the additional disclosures regarding the significant assumptions underlying your projections provided on page 196. To the extent feasible, please enhance these disclosures to provide more quantitative data underlying these assumptions. In this regard, your significant projected increase in revenues over the next three years appears to be based on various assumptions, including organic growth of existing practices, de novo openings, conversions of affiliate practices, purchases of adjacent practices and anticipated large acquisitions. To the extent you can provide more insight into the extent that these various scenarios impacted your projections, please revise your disclosures accordingly.

Management's Discussion and Analysis of Financial Condition and Result of Operations of Cano Health
Non-GAAP Financial Metrics, page 343

5.   We note your response to prior comment 20. Please quantify for us the amount of corporate development payroll costs included in your non-GAAP adjustment for acquisition transaction costs for each period. Please also clarify whether the positions to which these payroll costs relate are temporary in nature, and if so, the expected length of employment for these personnel. We remain unclear as to how you determined that such corporate development payroll costs do not represent normal, recurring, cash operating expenses that are necessary to operate your business.

6.   We have reviewed your response to prior comment 25 regarding bonuses included within transaction costs. Please clarify for us whether such bonuses are included in your non-GAAP adjustment for acquisition transaction costs. If so, explain to us how you determined that these bonuses are not normal recurring cash expenditures necessary to run your business. In this regard, explain whether you have a bonus program for employees unrelated to acquisition transactions and whether the employees at hand have otherwise received bonuses absent these transactions. As part of your response also compare and contrast the "quality bonuses" you pay your affiliated independent physicians as disclosed

on page 77.

Management of the Company following the Business Combination, page 354

7. Please revise this section, where appropriate, to note that you will be a "controlled company" within the meaning of NYSE listing standards and discuss whether you plan to utilize any of the exemptions available to you. In particular, we note your disclosure on page 125 indicates that you will not have a nominating and governance committee, but your disclosure on page 358 contemplates an independent nominating and corporate governance committee.

13. Variable Interest Entities, page F-52

8. You disclose that Cano Texas and Cano Health Nevada are consolidated VIEs that were established to employ healthcare providers, to contract with managed care payors, and to deliver healthcare services to patients in the markets you serve. Please address the following:
    - Clarify how these entities relate to what you refer to throughout your filing as your "affiliated practices". In this regard, you disclose on page 18 that Primary Care (ITC) Intermediate Holdings, LLC ("PCIH") contracts with independent physicians and group practices that it does not own through it's managed services organization, and that these affiliated practices are provided with a wide range of administrative and management services under a Private Care Physician Provider Agreement. We also note your disclosure on page 95 that certain states in which PCIH operates, including Texas and Nevada, generally prohibit the corporate practice of medicine and that historically PCIH has operated in these states by maintaining long-term management contracts with associated professional organizations that employ or contract with physicians. Please clarify this structure and associated arrangements throughout your document.
    - Please clarify how revenues earned and expenses incurred under the associated administrative services agreements are reflected in the PCIH financial statements. In this regard, you indicate on page 18 that PCIH receives payment from these affiliated practices for the administrative and management services provided. However, on page 330 you disclose that PCIH receives per member per month capitated revenue and a pre-negotiated percentage of the premium that the health plan receives from CMS for these affiliated practices. You also state that PCIH pays the affiliate a primary care fee and offer shared cost savings and quality bonuses. To the extent that PCIH does recognize capitated revenue from these contracts, please reconcile this to your disclosure on page F-53 which shows only $227,000 in revenues from your VIEs.

14. Related Party Transactions
Administrative Service Agreement, page F-54

9. You disclose that PCIH is a party to an Administrative Service Agreement between

PCIH and Dental Excellence Partners, LLC, who merged with four other entities, one of which included Cano Dental, LLC. Please clarify for us how this agreement is different from those with other affiliate providers which PCIH appears to consolidate under the VIE guidance in ASC 810. In this regard, please tell us how you determined whether PCIH has a controlling financial interest in Dental Excellence Partners, LLC that would require consolidation. Please also explain PCIH's relationship to Cano Dental, LLC as it is not listed as a subsidiary on page F-27.

Humana Relationships, page F-55

10.   We not your response to prior comment 21 and the revised disclosures provided on page F-55 with respect to your HAP Agreements. Please clarify for us how PCIH's relationship with Humana differs from those with other health plans.

You may contact Michael Fay at 202-551-3812 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Peter Seligson